Filed by Finance of America Equity Capital LLC

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Finance of America Equity Capital LLC (SEC File No.:     132-02838)

Date:  February 17, 2021

The following is a transcript of a recorded interview relating to the proposed transaction involving Finance of America Equity Capital LLC and Replay Acquisition Corp.

ValueWalk

Going Public Via SPAC with Patti Cook, CEO at Finance of America Companies

By Raul Panganiban

February 17, 2021

Hello Podcast listeners,

Today is a very special episode with Patti Cook, CEO at Finance of America Companies. Prior to joining Finance of America Companies, Patti was President at Ditech Financial LLC. She earned her Master in Business from NYU Stern School of Business and her Bachelor of Arts at Saint Mary’s College. In today’s episode we discuss Finance of America Companies, why they went public via SPAC and their focus on cycle resistant earnings.

Enjoy and thanks for the listen!

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Raul

Just wanted to welcome all right listeners to a very special episode. I have Patty cook, CEO of finance of America companies and Petey, welcome to the show.

Patti

Thank you for having me. All right, yeah, if we can just begin with your background, and what led you to what you currently do today.

Patti

So I love that question, because it definitely wasn't a straight shot. I started as an education major in college, with a specialty in special ed. When I graduated from college, there were no teaching jobs, it was 1975. So I kind of looked around and said, What am I going to do. And some of my peers in college were doing well in public accounting. So I naively said, I'm good at math, I'll go get my MBA and see if I can go get a job in public accounting, which I did. Soon after I was in public accounting, being on a variety of audits. I was auditing a Wall Street firm, and I'm like, Wow, this looks exciting. People are making a lot of money. There's a lot going on, I'm going to pivot and go there. And honestly, a woman MBA in 1979, I had a lot of options. I joined Salomon Brothers, and it was an exciting 12 years innovation in financial services. And then think about this. mortgage rates were in the mid to high teens. And I've written them all the way down to like two and a half over my 40 year career. So like I said, it wasn't a straight shot, but I loved every minute of

Raul

And I just want to know what is finance of America? And then can you also tell us about the diversity of your business products? And what are the main drivers for finance of America?

Patti

Yeah, so this is a great question for us. Because finance of America is a consumer lending platform. And when we built it, given all of our experiences, if you look at the management team, you know, we've been in the industry a long time, we've watched the cyclicality of mortgages. And we're like, we want to build a company that will stand the test of time that can grow cycle resistant earnings. So when we built the company, we built it to be diversified. We're not a single lender, we're in five business segments. So first of all, we're in three lending segments, mortgages, reverse mortgages, and commercial which for us is lending to investor owned properties. Now why? And those three basically are uncorrelated. Why? Because the drivers and each one of them are different. We all know what's driving mortgages. Today, it's low interest rates. But what's going to drive reverse mortgages is very different. It's the aging demographic, right? It's the baby boomers that have not saved enough for retirement. a disproportionate amount of their wealth is in their home, and they want to age in place. a reverse mortgage is an elegant solution to that. So the driver of growth and reverse mortgages is not the same as it is a mortgage. It's different. And when you move to our commercial business, which is fixed Flip as well as term financing. We have a huge issue in this country today, as millennials become more increasing, but say their percentage of first time homebuyers, they want to be in something new, whether they're buying it or renting it. And the average age of a house in the US is 40 years. in states like California and New York, it's 40 to 50. So the need, right, and the housing stock is low. So the need to refurbish existing homes is there. So if you look at our business, we won't necessarily, we won't shut one down and pivot to the other, we're poised to take advantage of the opportunity in each one of them. So you look at a year like this, I mean, the mortgage business is crushing it, right rate to low refinance or high. And that business, frankly, is making more money in 20 and 21, than we might have otherwise forecast. But at the same time, you've got reverse, and you've got commercial that are also growing up, bro.

Raul

That's what I was wondering as well, like, why you wouldn't want to focus and versus I guess maybe a competitor will just focus solely on refinancing.

Patti

Exactly. So you I think there was, you know, another question that people will ask is, what is your business model? And who are your competitors? Right, and our competitors are hard, because there really isn't a lender that is doing what we're doing. So the tendency today is to compare us to a mortgage only originate rocket, right rockets in one market and one channel, right there primarily call center, they're building it out. But when you talk to us, we're going to say, Well, we've got multiple products. And guess what, we go to market three different ways. We have a call center, we have a broker business, and we have distributed retail 280 branches with 1000. It was. So when you look at our business, it's in some ways helpful to compare us to a mortgage company, because it allows us to tell the story about how we're different.

Raul

I just want to know, why did you go public via spec? And why are so many mortgage companies seeking to access the public markets?

Patti

Yeah, so for finance of America, we always had an eye on going public, we were founded in roughly 2013 14 timeframe, with private capital. And we knew in the long run, to really be able to continue to grow and invest in our business, access to the capital markets was going to be an advantage, both equity and debt. So as we were coming into 20, we were looking to go through via an IPL. What happened is this particular spec was appealing to us in terms of who the sponsors are, there was three sponsors of our pack, Edmond Safra, chinchou, and Lance West. And if you look at each of them, individually, their experience and respect and frankly, sort of cloud that they carry in the market, we thought was a huge advantage for us. Right, the endorsement of being sponsored by them was important. And they have an ongoing incentive in the success of finance of America. So their expertise, their their sort of purview into what's going on in the market, we thought it would be a huge advantage for us. I think, as far as everybody else is concerned, you know, you've seen a huge growth in the independent mortgage banks over the last several years. And I'm sure as they look to continue their growth, they see the same opportunity, and being a public company to help them fuel and manage that growth.

Raul

And spacs have been a big topic lately, and just want to know, what are the main misconceptions that you'd like to address for those skeptical of seeing a spac in general?

Patti

Yeah, you know, I think I wasn't all that familiar with specs until we had one to find doorstep. And I had to kind of come up the learning curve pretty quickly. I think this Spacs had a bit of a tainted view, given the types of issuers historically that might have issued or used the spec path. But I think if you look at it this year, it's totally different. Right? The quality of the companies that are choosing to use spec, the spec, as a method for going public, I think are very different and much higher. Quality. So I really think it's the company is less about the spec itself. And it's more about, you know, getting underneath and understanding, you know, the company that's being sponsored. But it's an interesting sponsorship. Right? If you look at our investors, it's the management team and bless them. And, you know, I look at Blackstone, and I'm honored that they were one of our, you know, when our early investors and had been very supportive of us all along, so I think it speaks to the quality of the business.

Raul

All right. And you've had a lot of success in acquisitions. Why have you been successful with it? And then how do you think about acquisitions?

Patti

So we've done I don't know, say, 15. And you can be sure that the first five were not as not as easy as the last five. So what we've done like those acquisitions were purposeful in picking the companies. But what we've got really what we've gotten really good at is how to integrate, right? How to do it quickly and efficiently. Because when we look at acquisitions, we're really looking for two things. We're looking for a business or technology or a distribution platform that is complementary to our current business and our mission, which is cycle resistant earnings. So how does it help us diversify the platform and is going to help us give another source of revenue? So that's the first thing before the second thing is, will the company be better off by being on our platform? And usually, that's one of three things, Will our sales distribution help them? Right? Will our manufacturing infrastructure help them? Meaning Can we help them cut costs, whether it's GMA, whether it's technology, whatever it might be, can we improve the manufacturing process. And then the other thing is, we can generally if we can improve their back end execution. And I want to talk about that for a minute, because I didn't bring it up. When we talked about our segments. I said we had five, three lentic. another segment is will refer to as portfolio management, capital markets. And what's happening there is we're originating proprietary products, and we're selling them directly to investors or securitizing them. There isn't another mortgage company that has that capability. We're unique in being able to generate proprietary products, and have someone to sell them to on the back end. So when you look at a new company, it's like, okay, is our sales distribution better than theirs? Is our manufacturing infrastructure cheaper than theirs? And can we sell their product at a higher price based on our capital market sector?

Raul

All right, and then you've just want to know, what are the trends you are seeing in the inventory levels of both new and existing homes? And what will you see more home purchases by millennials?

Patti

So that's a great, that's an interesting dynamic, right? Because whether you look at Fannie, Freddie, or the MBA forecasts for purchase, it has increased year over year, and they're expecting it to maintain a pretty healthy level for this year and next year. And that is a reflection of millennial household formation. And if you look at the new purchase market, Millennials are a growing percent of that market. There's like this pent up demand. People will say millennials don't want to own their home. I'm like, I'm not sure that's true. I just think they've had to wait longer. Right, they needed to accumulate the wealth in order to be able to do that. So the millennials will continue to be an increasing component of the purchase market. The problem goes back to something we said earlier, it's well documented that the housing stock is not as big as it needs to be to meet that demand. So will we start to see that as the economy improves in terms of increase in housing starts, probably. But it goes back to the fix and flip and the investors that are going to go buy properties, rehab them, get them in a position to be able to sell or rent them. So I think to answer your question, the millennials are providing solid support for the growth in the purchase market. And we've got to find a way as an industry to meet that demand, either by increasing housing starts and by refurbishing the existing stuff.

Raul

Yes. And with the pandemic happening in the ability to work from home, does that have any effect on building new apartments and in that kind of housing for the cities and if you know,

Patti

I think We'll see, there's definitely people have learned a lot during COVID. Right, I even see it in our business, we migrated easily to work from home, because we already have a distributed platform. But I think people are. And we're still a culture that likes to be in the office. But I think people are realizing we were incredibly efficient with people working from home. Like if you look at all our operating metrics, so maybe at the margin, when COVID is over, there'll be more of a leniency towards working from home, which could support a bit of a migration from the urban to suburban areas. But I think we'll have to see how that plays out. Like right now. I'll call it cocktail party chatter, right. And whether or not that is a substantial shift, like we'll have to wait and see.

Raul

And then do you expect rates to remain low?

Patti

Yeah, so I don't have a crystal ball. But what I would say is, if we all just look at what's happening in the industry, and probably the biggest is listen to the Fed, listen to Treasury and listen to the administration. So the Fed has said over and over again, that they will keep rates low. And more importantly, they will continue to buy Treasury securities and mortgage backed securities, which they've been doing now for some time. What that ends up doing is that creates a bit in the market, and we'll keep rates low. Now, the million dollar question is, well, how long are they going to do that for? I mean, if you'd asked me last August, I don't think I would have said what I'd say now, which is I think rates could stay low for the rest of the year. Now, what does that actually mean? How low? What is it mean for mortgage rates? Like it's anybody's guess. But the tailwind in mortgages is likely to remain for some period of time, just based on what those that can meaningfully implement rates are saying? It's really at the end of the day is the fit.

Raul

Yeah. And if rates begin to rise, would that have any influence on the mortgage? business?

Patti

So this is a great question, right? If you look at our three lending businesses, plus portfolio management, plus the fifth, which we didn't talk about, which is a fee for service business called in center, which really has nothing to do with originations, that business, we own a title company and appraisal company, a title insurance company, they have 1000 customers on their own. So it's another uncorrelated business. So when we look at rising rates, yes, it will, in some shape or form affect mortgages. Right? Because at some point, if we did, you know, I think Fannie Mae is now estimating 4.4 trillion in originations in 2029, a very hefty percentage of that was revised. And even though there's a lot of refi left to do, at some point, there's gonna be less reifies, right? either because rates stay low, and we work through the mall, or because rates rise, and some then come out of the month. So there will be an impact on mortgage, but on the rest of our businesses, not really. So the way we look at mortgage is how to grow it, how to insulate ourselves a little bit from that increase, but clearly, we're not as exposed as a mortgage only blood.

Raul

Yes. What are the biggest risks that you face?

Patti

I love this question, because we think about this often. And, you know, you plan for risks that you think you might understand. So yours is a great one, right? We're gonna stress tests our business, what if rates go up? 2550 or 100. And we know what that means. The thing that catches businesses by surprise, are the exoticness risks that we don't anticipate. For example, who would have no one forecast, 2020 COVID. We all put a budget together and trust me, nobody's budget, nobody's forecast look like what happened. So when I look at COVID, and our ability to manage through it really well. It was a function of two things. It was a function of the experience and the quality of the management team. Like we've seen it all before we knew what to do. I'll give you an example in a minute. And then the second thing is the ability of the organization to pivot and make decisions and reduce risk where you need to and lean into risk where it's looks like it's a good word. So what happened in March for us because a COVID, we were worried about our fixin flip business, who knew what was going to happen to The economy. So we pull back, we actually stopped lending for a couple of months and fix and flip, we pivoted over to mortgage, and like, Oh my gosh, we've got to make sure we've got all our resources. This is a once in a lifetime opportunity. And a nuance within mortgage, which is called mortgage servicing rights are MSR was an asset we had never retained, we were always selling it. During mortgage, it got incredibly cheap, like it went from a value of call it a point to like 25 basis points, we're like, Whoa, this is incredibly cheap, we're gonna start to retain it, we're not going to sell it anymore. And literally, in two days time, we pivoted to making the decision to retain versus to sell. And we quickly made the decision in fix and flip. And I look at it and it's like, okay, the management team got together and with her experience, we knew what to do. And second, we built a platform that allowed us to do it. Right. So the biggest risks, I'm sure the ones we don't anticipate, I think the others we can handle.

Raul

All right. And yeah, speaking of fix and flip, and I know you mentioned also earlier, they're just want to know, what is the trends that you're seeing in regards to fix and flip?

Patti

Yeah, there's good demand. I mean, we're seeing really good demand in fixin flip for the reasons we talked about. Right, people are fixing homes, and they're either fixing them up to sell them, or they're fixing them up to rent them. And we can finance both of those, we can finance the fix and flip. And we can also provide long term financing if they're in for the rental market. I think one of the things that we're looking at now is sort of the housing markets that are the most likely to grow. And this gets really into the weeds in terms of where are people migrating to. So for example, you know, you're seeing growth in Texas, you're seeing growth in the southeast. So we're gonna make sure that we're poised to address that growth, both through work, fix and flip business and through our direct lending business. But fix and flip is enjoying the tail winds we talked about earlier.

Raul

Yeah. And I forgot to ask earlier. So when you have diversity in your business, the or what would be the key performance indicators for evaluating your business.

Patti

So you're touching on a topic that I think we need to address as a company as we go forward. Because when you talk to an investor, or you talk to an analyst, they want to build a model, right? They want to listen to us, they want to talk about growth, and they'll look at our model, but they want to go build their own. And right now, there isn't a blueprint for our business. They know, I would say they can build a model Well, for mortgage, right? It's pretty straightforward. But we've got to sort of help our investors and our analysts build their model. And we have said to them, we're committed to doing that. So for example, we're going to go through it and we have, we go through each of our business lines, and let them understand the key driver, what drives volume, what drives margin, what drives fixed cost, so that they can build out a model that gets them comfortable with their own projections? Yeah, and I think in each, I mean, in a way, the lending distances are pretty straightforward, right? It's going to be a function of volume margin, and your cost to originate. And you've got to understand in each business, what drives those, I think when you go to portfolio management, it's a little bit harder, because it has to do with some of the securitizations that we do when we obtain. And then I think an incentive, it's the same I mean, we have multiple businesses within incentive, we've got to give them some window into how the title going to grow. How is the AMC could grow. So I think we're more complex than a moto line winter. But we're working well with investors and analysts to help them build those models so that they can identify and stress test the earnings based on those variables.

Raul

All right, and just want to know, what do you see as the future for finance of America?

Patti

As I you know, we've been busy the last few months meeting with prospective buyers and investors, both for the high yield deal that we did and for the spec, and I will always start the conversation by saying like, I'm thrilled with where we are. So first of all, I look at what we've accomplished from 2014 till now, and I'm incredibly proud of the organization and our ability to execute. But having said that, where we are now is so exciting because now we've done like the blocking and tackling. Right, we've got 15 companies, we've cleaned up our infrastructure, we've set our path on technology. Now it's really perfecting the machine and growing it in a strategic way and having the capital and the access that we do. I mean, I think you're going to continue to see us grow and execute on the vision we've described, which is generate growth through cycle resistant earnings. Yes. excited about it.

Raul

All right. And then just wanted to switch over to some personal questions here. What are your favorite books?

Patti

So the this question, it's like people that come to New York say, what's your favorite restaurant? Like? How do I give them one restaurant? It depends, like ethnic, high end, low end, like, what do you want to do? I love to read. So my favorite books are hard, but I'll throw out a couple. Over the last few years. One that really sticks out is a book called A gentleman in Moscow, by an author named tolls. And honestly, I couldn't put it down. I didn't want it to end it was so beautifully written. But then at the other end of the spectrum, I'll tell you something I'm reading now, which is called shoghi. Bane, by a new author. And what they say about the author is he This is set in Glasgow in the 80s. So in typical time period, they love reading new authors, but they said this author is to Glasgow with James Joyce was to Dublin, meaning really digging in and understanding what was going on with the population at that time. So I love that. And then lastly, I'm going to give you a couple that are kind of more kitsch related, there was a book called evict by Matthew desmin, which is an awesome read. And it really talks about the the cost of evictions in this country and what it does to the people that have been evicted. And then another fun one is Nomad land, which is now a movie, it was a book. And it's about a woman basically, that retires and lives out of her car or, you know, trailer, let's say over the course of her life. So those were a couple.

Raul

Yeah, it's very cool. And thank you for all those suggestions.

And then just want to know, what are your hobbies?

Patti

So we were chatting briefly before the interview started, I'd say they, they're different today than they were pre COVID. I mean, I love the theater. I love everything cultural in New York. I love to ski I love to play tennis. I love to travel, I love to hike. But in COVID, I'm focusing more on my indoor hobbies. So going back to playing the piano. I'm reading more than I was reading before. And actually, believe it or not, I love to do a little artwork. I'm not very good at it, but I find it soothing. And I have five grandchildren who all love arts and crafts. So needless to say, they also show me some new things to do.

Raul

Just want to know your closing thoughts.

Patti

My closing thoughts. It's an exciting time for me as CEO of finance America. You know, I look at the future, I look at the opportunity we have. I mean, I think we're really building something great. That will stand the test of time. So for me, I'm excited.

Raul

All right. Yeah, Patty just wanted to thank you for taking time for the podcast. And thank you for sharing your wisdom findings of America.

Patti

Happy to do it. Thank you. Nice meeting you.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (the “Form S-4”) has been filed by Finance of America Companies Inc., a newly-formed holding company (“New Pubco”), with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement of Replay Acquisition that also constitutes a preliminary prospectus of New Pubco. Replay Acquisition, Finance of America and New Pubco urge investors, stockholders and other interested persons to read the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and, when available, the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Finance of America, Replay Acquisition, and the proposed business combination. Such persons can also read Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of Replay Acquisition’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Replay Acquisition’s stockholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Replay Acquisition Corp., 767 Fifth Avenue, 46th Floor, New York, New York 10153, or info@replayacquisition.com. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Replay Acquisition, Finance of America, New Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Replay Acquisition’s directors and executive officers in Replay Acquisition’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 25, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Replay Acquisition’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination. Information concerning the interests of Replay Acquisition’s and Finance of America’s participants in the solicitation, which may, in some cases, be different than those of Replay Acquisition’s and Finance of America’s equity holders generally, is set forth in the proxy statement/prospectus relating to the proposed business combination.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Replay Acquisition’s and Finance of America’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Replay Acquisition’s and Finance of America’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Replay Acquisition’s and Finance of America’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive transaction agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Replay Acquisition, New Pubco and/or Finance of America following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Replay Acquisition, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Finance of America’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of New Pubco’s shares of common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Finance of America to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Finance of America, Replay Acquisition or New Pubco may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Replay Acquisition’s most recent filings with the SEC and in the Form S-4, including the preliminary proxy statement/prospectus filed in connection with the proposed business combination and, when available, the definitive proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning Replay Acquisition, Finance of America or New Pubco, the transactions described herein or other matters and attributable to Replay Acquisition, Finance of America, New Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Replay Acquisition, Finance of America and New Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Replay Acquisition, New Pubco or Finance of America, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.